Exhibit 99.1

Baidu Announces New Share Repurchase Program and Dividend Policy

BEIJING, Feb. 4, 2026 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that its Board of Directors (the “Board”) has approved a new US$5 billion share repurchase program and a dividend policy, with the objective of further enhancing shareholder returns.

The Board has authorized a new share repurchase program for up to US$5 billion of the Company’s shares, effective through December 31, 2028. The Board will periodically review the repurchase program and may adjust its terms and size as appropriate.

With our substantial cash reserves and sound financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholder return initiatives. Apart from previous repurchase tactics, this brand new program will be executed on a regular basis in a disciplined and transparent manner, guided by a strategic focus beyond short-term stock price fluctuations.

Repurchases may be effected from time to time through open market transactions at prevailing prices or by other legally permissible means, in compliance with applicable regulations and subject to market conditions.

In addition, with the objective of further enhancing shareholder returns, the Board has approved the adoption, for the first time, of a dividend policy for the Company’s ordinary shares, which may include regular and/or special distributions of dividends.

Future dividend distributions will be supported by sustainable funding sources, primarily derived from operating profits and potentially supplemented by proceeds from non-core asset disposals and other investment returns. The Board intends to establish a clear, balanced policy framework that aligns shareholder returns with the continued strategic growth of the Company.

The Board expects to declare the first payment of dividend in 2026. The declaration, timing, and amount of any future dividend will be subject to the determination of the Board at its discretion based on factors such as the Company’s financial performance, capital requirements, prevailing market conditions and other considerations that the Board deems relevant. A formal announcement of the dividend will be made after the Board’s review and approval.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc., Tel: +86-10-5992-8888, Email: ir@baidu.com